Exhibit (e)(10)
STRICTLY CONFIDENTIAL
Mr. Peter Jones
c/o Inco Limited
145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
Dear Peter:
This agreement (“Agreement”) is intended to clarify and confirm certain provisions relating to the agreement effective as of March 23, 1998 (the “March 23, 1998 Agreement”) between you and Inco Limited (“Inco”) under which you would receive certain payments and benefits upon the termination of your employment, other than due to a change of control event.
There are two agreements dated March 23, 1998, and the March 23, 1998 agreement which is not the March 23, 1998 Agreement referred to above, but the one that deals with a change of control event, will no longer be effective after this Agreement is signed.
1.     GENERAL TERMS
To the extent that there are any inconsistencies between the March 23, 1998 Agreement and this Agreement, the terms of this Agreement will govern. It is, however, understood and agreed that, if any specific dollar amount set forth herein has not been correctly calculated due to an error by us, then the correct amount will be paid.
We confirm that you will continue to serve in your current capacity of President and Chief Operating Officer for Inco until the earlier of June 30, 2006 or the close of Inco’s pending acquisition of Falconbridge Limited. Thereafter, you will continue to act as special advisor to the Chief Executive Officer until December 31, 2006. All current compensation (base salary and incentive compensation), benefits, and all other perquisite entitlements, will continue until December 31, 2006, and you will also continue to be eligible to receive increases to your current compensation, and the same improvements to your benefits and perquisites, as are provided to other executives of Inco, up to and including the Termination Date, as defined below.
Regardless of whether the acquisition of Falconbridge is completed by June 30, 2006, you will only continue to serve in your current capacity as President and Chief Operating Officer until June 30, 2006, or until we find a suitable replacement for you, whichever is earlier.
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7

When you cease to be the President and Chief Operating Officer, you will, until December 31, 2006, act as special advisor to the Chief Executive Officer.
As special advisor, you will not be required to work or be present at Inco’s office on a regular basis, but will only work on an as needed and as required basis, not to exceed 50 hours per month excluding travel time (except as otherwise agreed, including agreeing to appropriate compensation arrangements), in accordance with the reasonable directions of the Chairman and Chief Executive Officer of Inco.
Moreover, unless otherwise expressly agreed in writing, as soon as you cease being special advisor, you will then forthwith cease to be a director or officer of Inco or of any Inco Affiliates, hereinafter defined as any corporation, partnership, association, trust, entity, or other organization, directly or indirectly controlled by Inco. Inco will take all necessary steps, with any reasonable assistance or cooperation from you as may be required, to ensure that all necessary corporate filings and disclosures required by securities legislation are made forthwith to reflect these resignations, and once you resign from these offices, Inco will not hold you out or represent you as a current director or officer of Inco, or of any Inco Affiliates.
Once you cease to be the President and Chief Operating Officer of Inco, you may be engaged in any consulting or similar capacity by any person, firm, corporation, entity or business of your choosing, subject only to any confidentiality and fiduciary obligations that will continue to apply under this Agreement.
After the Termination Date (as defined below), you may, in addition to being engaged in any consulting or similar capacity, also be employed by any third party, subject only to any confidentiality and fiduciary obligations that will continue to apply under this Agreement.
All amounts in this Agreement are in Canadian currency, unless specified otherwise.
For the purposes of this Agreement, the last day of the Severance Period (defined below) is the Final Date.
2.     SPECIFIC TERMS

Section 1.	Last Day of Work

Your last day of employment will be December 31, 2006.

Section 2.	Vacation and Vacation Accrual

Beginning January 1, 2007, you will take the outstanding vacation entitlement you have from any prior years (currently 56.5 days) and your 2007 vacation entitlement of 25 days which accrue in 2006 (collectively, the “Vacation/Holiday Entitlement”).

In addition, on the Termination Date (as defined below), you will receive a lump sum payment (“Vacation Payment”), representing your accrued vacation pay for the period of January 1, 2007 until the Termination Date, plus pay for any statutory holidays occurring during that period, plus pay for any 2007 assigned floating holidays. The Vacation Payment will be subject to required statutory withholdings.

Section 3.	Termination Date

Your termination of employment date (“Termination Date”) will be the first day in 2007 after which you have taken all of the Vacation/Holiday Entitlement.

On the last day you are employed as the President and Chief Operating Officer of Inco:
(a)	you will resign, and your signature hereto will represent your intention to resign, from all positions and offices with Inco and Inco Affiliates as set out in Schedule “A” attached; and

(b)	you will resign from all government and industry committees on which you sit as a representative of Inco, except as otherwise agreed.

Section 4.	Salary

You will continue to be paid your current annual base salary of $900,000 until the Termination Date, less applicable statutory withholdings, subject to any salary increases you may receive before the Termination Date.

Section 5.	Lump Sum Severance Payment/Pension Participation

On the Termination Date, Inco will pay you:
(a)	$2,700,000, or three times your annual base salary at the Termination Date, whichever is greater; and

(b)	three times the average of the Management Incentive Plan (“MIP”) award you were paid for the 2005 fiscal year ($1,132,000) and the award that you will be paid for the 2006 fiscal year (to be awarded in February, 2007),

(collectively, the “Severance Payment”), less any required statutory withholdings.

If, for any reason other than Inco’s corporate performance (as specified in the MIP), Inco does not pay you a MIP award in respect of 2006 on or before February 28, 2007, then the average in Section 5(b) above will be deemed to be $1,132,000.

To the extent that all or any portion of the Severance Payment can be paid or structured so as to reduce income tax, or other required statutory withholdings, including being made to a retirement compensation or similar account established on your behalf in accordance with all applicable laws and regulations, and in so doing Inco does not suffer any material adverse consequences, including incurring additional costs of more than a de minimus amount or material potential liability to Inco, then Inco will co-operate with you to structure the payments in the most tax-effective and advantageous way to you.

For a period of three years after the Termination Date (the “Severance Period”), you will continue to participate in the Inco Limited Salaried Canadian Retirement System, in accordance with its terms, and your Executive pension plan (collectively, the “Pension Plans”), as if you had continued to be actively employed on a full-time basis by Inco during the Severance Period. The Severance Period will constitute and be treated as Credited Service under the Pension Plans.

Section 6.	Security Reserve Fund Plan Payment

Since you are not eligible to participate in Inco’s Security Reserve Fund Plan (“SRFP”) after the Termination Date, on the Termination Date Inco will pay you in a lump sum the employer contributions it would otherwise have made under the SRFP as if you would have continued to make your employee contributions to the SRFP during the Severance Period and as if Inco would have continued to make its contributions to the SRFP during the Severance Period, in each case at the same levels as at the Termination Date (“Inco SRFP Payment”). The Inco SRFP Payment will be based upon the current provisions of the SRFP as of the date this Agreement is made. The Inco SRFP Payment will be subject to tax unless you can invest or receive it on a tax deferred or tax efficient basis. To the extent permitted by law, Inco will cooperate with you so that if you establish one or more accounts to receive the Inco SRFP Payment, Inco will pay it to such account or accounts as you may advise, so that you may receive or invest the Inco SRFP Payment on a tax deferred or tax efficient basis.

Section 7.	Health Care, Dental Benefits, and Life Insurance Coverage

Inco’s health care and dental benefits coverage for you and your eligible dependents and Inco’s group life insurance for you will continue until the Final Date, subject to the ordinary enrolment requirements and subject to any amendments to the applicable plans or programs.

If Inco is not permitted by the terms of the health care, dental insurance, or group life insurance plans to continue your coverage until the Final Date, Inco will arrange to provide equivalent benefits to you and your dependents until the Final Date. In this event, you will be compensated for any applicable taxes or required withholdings on these equivalent benefits which you would not otherwise have been responsible for. Inco will also remit these taxes and remittances on your behalf to the applicable tax authorities.

Section 8.	Short Term Salary Continuation & Long Term Disability

Short Term Salary Continuation (“SALCON”) and Long Term Disability (“LTD”) insurance coverage will continue until the Termination Date.

When your SALCON and LTD coverage terminates on the Termination Date, the cash equivalent of the LTD benefit for the Severance Period, totaling $25,380.00 (the “LTD Payment”), will be paid to you within one week of the Termination Date. This amount will be grossed up to compensate you for any applicable taxes or other required withholdings, and Inco will also remit these taxes and remittances on your behalf to applicable tax authorities.

Section 9.	Share Options

In accordance with the March 23, 1998 Agreement, all unvested share options granted to you will immediately vest on the Termination Date and you, or in the event of your death after this Agreement is signed, your executors, administrators, legatees, heirs, or beneficiaries, as the case may be, will have the right to exercise all such vested options until the earlier of (a) five years from the Termination Date, or (b) the termination or expiry date of the applicable option grant. You will not be entitled to any further share option awards made by Inco in 2007 or in future years.

After the Termination Date:
(a)	Inco will not restrict your trading in Inco’s shares in any way so long as you are not then in possession of any material, non-public information relating to Inco; and

(b)	Section 8 of Inco’s 2001 Key Employees Incentive Plan will no longer apply to you.

Section 10.	Management Incentive Plan Participation

Your participation in the 2006 MIP will continue until December 31, 2006, so that, for the purposes of calculating your MIP for 2006, you will be in the same position financially as if you had continued to be actively employed as President and Chief Operating Officer until December 31, 2006. Any MIP awards payable in respect of 2006 will be made to you, or in the event of your death to your estate, on or before February 28, 2007.

You will not participate in the 2007 MIP or any other MIPs or similar annual incentive plans, except as set out herein.

Section 11.	Mid Term Incentive Plan Participation

Restricted Shares that were granted to you on or about February 3, 2004 and February 22, 2005 and as described for greater certainty in Schedule “B” attached and which have been held by Inco in accordance with the terms of the Mid Term Incentive Plan (“MTIP”), will be released to you, or in the event of your death, to your estate, on the earlier of the Release Date specified in Schedule “B” or the Termination Date, i.e. the actual share certificates will be given to you, or in the event of your death, to your estate, on that date. Restricted Shares that were granted to you on or about February 7, 2006 will be held by Inco and released to you, or in the event of your death, to your estate, on the Termination Date.

Your participation in the MTIP will continue until December 31, 2006, so that, for the purposes of calculating your 2006 MTIP incentive compensation, you will be in the same position financially as if you had continued to be actively employed as President and Chief Operating Officer until December 31, 2006. Any MTIP awards payable to you, or in the event of your death after this Agreement is made, to your estate, in respect of such participation will be made at the same time they are paid to Inco employees in 2007.

If, for any reason other than Inco’s corporate performance (as provided for in the MTIP), Inco does not grant and pay you an MTIP award on or before February 28, 2007, then your MTIP award payable in 2007 will be deemed to be the same as the award that was paid to you in 2006 (including the award of any shares).

You will not be entitled to participate in any future MTIPs or similar plans, except as set out herein.

Section 12.	Perquisite Allowance, Return of Credit Card, etc.

The perquisite allowance will be discontinued on the Termination Date, but will be available to you until then. On the Termination Date, you will return all corporate credit cards and all items owned by or representing the property of Inco in your possession.

Section 13.	Pension

On the day after the Final Date (the “Retirement Date”), you will be eligible to receive a full monthly pension for the rest of your life, which will not be subject to any reduction, except to the extent that it may be affected by the Joint and Survivor (“J&S”) option you may select, as described below.

Your Average Final Compensation (as defined below) is calculated using your current base annual salary of $900,000 and target MIP of $450,000. The Severance Payment and any salary increases you may receive before the Termination Date will be included in calculating your Average Final Compensation under the Pension Plans.

“Average Final Compensation” is the average of your best five years of earnings in the 10 years immediately preceding the Retirement Date.

Based on a 50% J&S benefit, your total estimated monthly lifetime pension as of the Retirement Date is $33,333.00.

At any time before the Retirement Date, you may select different J&S options. You may increase the survivor benefit from 50% to 60%, 70%, 80%, or 90%. However, your monthly lifetime pension will be reduced for each 10% increase in the survivor benefit. Details of these amounts will be provided to you at least three months before your Retirement Date.

To the extent there is any inconsistency between this Agreement and the Pension Plans, this Agreement will govern.

If the terms of this Agreement cannot legally be performed under the terms of the Pension Plans, Inco will immediately compensate you, or in the event of your death, your “spouse”, as defined in Section 15 below, or your designated beneficiary or beneficiaries under the Pension Plans if you do not have a spouse at the time of your death, for any resulting loss or damage.

Section 14.	Post Retirement Health Care and Dental Benefits Coverage

As explained in Section 7 above, Inco’s health care and dental benefits coverage for you and your eligible dependents will continue until the Final Date.

Thereafter, your health care and dental benefits coverage will be provided in accordance with the policy for Inco Pensioners (“Inco Pensioners” are persons receiving a pension from Inco’s Pension Plans). Health care and dental benefits coverage for Inco Pensioners is currently the same as for Inco’s active employees, provided the Inco Pensioners reside in Canada.

Section 15.	Post Retirement Group Life Insurance

On the Retirement Date, your group life insurance coverage as an Inco Pensioner will be equal to 125% of your final annual base salary (at least $1,125,000) without deduction for premiums (the insurance premium paid by Inco on the standard life insurance coverage will be a taxable benefit to you and you will be responsible for payment of taxes on this benefit). This amount includes your standard life insurance coverage, equal to 50% of your final annual base salary (at least $450,000) (“Basic Life Insurance”), and supplemental life insurance coverage equal to 75% of your final annual base salary (at least $675,000) (“Supplemental Life Insurance”).

Between ages 70 and 74, your Supplemental Life Insurance coverage will reduce annually on each birthday, in five equal amounts, to 25% of your final annual base salary, and will then be maintained at that level for the rest of your life. This will result in total life insurance coverage at age 74 and thereafter of 75% of your final annual base salary, i.e. 50% Basic Life Insurance coverage plus 25% Supplemental Life Insurance coverage.

The life insurance coverage can be summarized as follows:

Total coverage from Retirement Date until age 70	at least $1,125,000
Total coverage at age 70	at least $1,035,000
Total coverage at age 71	at least $945,000
Total coverage at age 72	at least $855,000
Total coverage at age 73	at least $765,000
Total coverage at age 74 and thereafter	at least $675,000

In the event of your death, Basic Life Insurance benefits will be paid to your estate, or as otherwise designated by you in writing.

In accordance with the March 23, 1998 Agreement, in the event of your death, the Supplemental Life Insurance benefits will be paid to your surviving “spouse”, as defined below, in the form of a “widow’s pension”, meaning the actuarial equivalent of the value of the Supplemental Life Insurance benefits calculated at the date of your death, and paid monthly to your surviving spouse, commencing in the month after your death and continuing until her death.

“Spouse” means an individual who is either:
(a)	legally married to and living with you on the earlier of:
(i)	the Retirement Date, and

(ii)	the date of your death.

If you do not have a spouse who qualifies under Section 15(a) above, then “spouse” means:
(b)	a common-law spouse who has been living with you in a conjugal relationship for at least one year on the earlier of:
(i)	the Retirement Date, and

(ii)	the date of your death, provided, however, that if you and the common-law spouse were the natural or adoptive parents of a child or children (both as defined by the Ontario Family Act, as amended), then no minimum period of cohabitation is required.

Section 16.	Outplacement/Professional Advice

You will be reimbursed for all employment or career counselling, tax and financial planning advice, and any related professional services and advice, including legal advice, incurred in connection with the ending of your employment, or otherwise pertaining to this Agreement, up to a total aggregate maximum amount of $75,000.00. However, no reimbursement will be made for any such expenses incurred after the Final Date.

Section 17.	Confidentiality, Cooperation, etc.

In consideration of Inco’s agreement to provide the compensation, benefits, and payments in this Agreement:
(a)	You acknowledge that, as an employee of Inco, you possess confidential information owned by Inco. Accordingly, for two years after the Termination Date, except as required by law, you (1) will not divulge to any person or entity other than Inco, without the express written authorization of Inco, any confidential information, whether in written, oral or any other form, received or gained by you in the course of your employment by or in the performance of your duties and responsibilities with Inco (“Confidential Information”), for so long as such Confidential Information is not available to the public, or (2) will not make use of any such Confidential Information on your own behalf or on behalf of any other person or entity, for so long as such Confidential Information is not available to the public.

Confidential Information means proprietary or non-public information of Inco and includes, but is not limited to, Inco’s Trade Secrets (as defined below), corporate business, strategic, operating and marketing plans and objectives, methods of operations, methods of production, employee training methods and materials, financial data, lists of actual or potential suppliers, other customer and supplier data, marketing strategies, plans for development and expansion and other confidential and sensitive information, unpublished patent applications and any non-public materials relating to issued patents, copyrighted material, proprietary computer software and programs, systems analyses, and lists of actual or prospective customers and customer contracts.

“Trade Secrets” will be defined as information belonging to Inco or any Inco Affiliates, or licensed by Inco or any Inco Affiliates.

Information will not be considered Confidential Information, and will not be subject to any of the foregoing restrictions, and may be used by you, to the extent that:
(i)	it is or was generally available to the public before it was disclosed and made available to you by or on behalf of Inco;

(ii)	it becomes generally available to the public after it was disclosed and made available to you by or on behalf of Inco, but not as a consequence of a breach of your obligations to Inco;

(iii)	it was lawfully known by you or was already in your possession or within your knowledge before you became employed by Inco; or

(iv)	when it was disclosed or made available to you by or on behalf of Inco, you had already lawfully received it from a third party, provided the third party had not breached any legal or fiduciary obligations of confidentiality to Inco and you had first made reasonable inquiries that the third party had not breached any such legal or fiduciary obligations to Inco.
This Section 17 is not intended to and will not be construed to constrain or limit your right to use your own skills, knowledge, and expertise acquired or developed independently of any access you may have had to Confidential Information.

You acknowledge that these confidentiality undertakings enure to the benefit of Inco and its successors and assigns. If you are in doubt as to whether any information is Confidential Information, you will submit such information to Inco’s General Counsel for a discussion about its status before it is disclosed to any other person, party or entity.

(b)	You will not intentionally and publicly disparage, denigrate, attempt to discredit, ridicule or criticize Inco or any Inco Affiliates, successors, assigns, and any of their former, current or future officers, directors, employees and/or agents, or any of Inco’s or any of Inco Affiliate’s products or services in any manner that would damage the business or reputation of Inco or any Inco Affiliates, successors, assigns or such former, current or future officers, directors, employees or agents, including, without limitation, by way of news interviews, or the expression of personal views, opinions or judgments to the news media. Similarly, neither Inco nor any of its Affiliates, nor any of its and their current or future officers, directors, employees and/or agents will publicly disparage, denigrate, attempt to discredit, ridicule or criticize you or any member of your family.

Nothing in this Agreement is intended to prevent you from expressing your personal views as a shareholder of Inco, either in shareholder meetings or directly with the officers and directors of Inco or any Inco Affiliates.

(c)	Except as required by law, you will not intentionally assist any party other than Inco in any litigation or investigation against Inco or any Inco Affiliates, successors, and assigns, or any of their former, current or future officers, directors, employees and/or agents. If you believe any such action is required by law, you will first afford Inco the opportunity to raise and obtain a ruling on any claim of attorney-client, work product, or other privilege or any other contractual or other defence that may be applicable, unless you are required by law not to do so.

Nothing in this Agreement is intended to prevent you from cooperating with any investigation by any governmental or regulatory body or agency. In the event any governmental or regulatory body or agency requests information from you which constitutes Confidential Information, you will, if permitted by law to do so, provide Inco’s General Counsel with prompt written notice of any deadline for you to comply with such request, and in the event Inco does not provide you with a written objection within such time period, you will, if permitted by law to do so, be permitted to comply with any such request to the extent such Confidential Information is in your possession or within your knowledge. In the event that Inco provides you with an objection, then to the extent permitted by law, you will not provide the Confidential Information that is the subject of such objection, and will refer the requesting entity to Inco.

Inco will indemnify and hold you harmless from any damages, liabilities, costs, or expenses which may arise or which you may incur as a result of your not providing or your refusing to provide such Confidential Information, including actual legal fees, disbursements and taxes relating thereto of legal counsel which you may choose in your sole discretion to advise you personally in responding to any request for Confidential Information.

(d)	For two years after the Termination Date, you will use reasonable efforts to cooperate with Inco, including its attorneys or accountants, in connection with any potential or actual litigation, or other potential or actual disputes, which directly or indirectly involve Inco or any Inco Affiliates, to the extent such cooperation is required in good faith by Inco or Inco Affiliates. If you are able, you will appear as a witness and be available to attend depositions, consultations or meetings regarding litigation or potential litigation, as reasonably requested by Inco. Inco acknowledges that these efforts, if they are necessary or required by Inco or Inco Affiliates, will impinge on your time and would interfere with other commitments you may have in the future. Consequently, Inco will use its best efforts to schedule such depositions, consultations or meetings so as to minimize any inconvenience to you, but you recognize that scheduling of certain court proceedings, including depositions, may be beyond Inco’s control.

The above commitments by you are subject to Inco paying you: (1) a per diem fee of $3500 (U.S.D.) plus applicable taxes for any such assistance (whether for a full day or a portion thereof) and (2) all out-of-pocket expenses you actually incur in connection with the assistance contemplated by this clause, including, without limitation, premier class hotel accommodation, business class air fare, ground transportation, meals, and all related travel and personal expenses. Out-of-pocket expenditures will also include actual legal fees, disbursements, and taxes you incur to obtain advice from legal counsel which you may choose in your sole discretion to advise you personally on your participation as an advisor, consultant, witness or otherwise with respect to such cooperation or assistance.

Inco also agrees that to the extent you are asked or required to assist Inco or any Inco Affiliates as contemplated above, you will be entitled to indemnification for any loss, damage, liability, cost, or expense you may thereby incur or suffer.

(e)	In consideration of Inco’s performance of its obligations under this Agreement, you agree for yourself, your heirs, executors, administrators, successors and assigns to release and forever discharge Inco and all Inco Affiliates and their successors and assigns and former, current or future officers, directors, shareholders, employees and agents from any and all claims, charges, demands, causes of action, losses and expenses of every nature whatsoever, whether known or unknown, arising on or before the date of signing this Agreement, including, but not limited to, all claims, causes of action, losses and expenses arising out of or in connection with your employment by Inco or the termination thereof, including, but not limited to, wrongful discharge, intentional infliction of emotional harm, defamation, libel, slander, or other tort, or violation of any federal, provincial, state, local or municipal statute or ordinance relating to discrimination in employment, except for any legal action which you or your estate may initiate to enforce any term of this Agreement, and except for any continuing rights you or your estate have or may have against Inco or otherwise, including without limitation, any and all rights you have or may have under Inco’s directors’ and officers’ liability insurance policies, any and all rights you have or may have under Inco’s corporate bylaws relating to indemnity, and any and all rights you have or may have under Inco’s Pension Plans.

(f)	Inco and Inco Affiliates and its and their successors and assigns, and its and their former, current and future officers, directors, shareholders, employees and agents agree to release and forever discharge you from any and all claims, charges, demands, causes of action, losses and expenses of every nature whatsoever, whether known or unknown, arising up to and including the date of signing this Agreement.

(g)	You agree that upon receiving any order, subpoena or other legal process or regulatory inquiry directed to you, relating to any of your positions with Inco or any activities on behalf of Inco, you will, if permitted by law, promptly notify Inco, in writing, to the attention of Inco’s General Counsel.

Section 18.	Remedies

Any breach of the provisions of this Agreement by either party will cause the other party to suffer irreparable injury and damage, which cannot be adequately compensated by monetary damages. Should you or Inco or any Inco Affiliates engage in or perform, either directly or indirectly, any of the acts prohibited by this Agreement, Inco or you, as the case may be, will be entitled to injunctive relief from any court of competent jurisdiction, enjoining and restraining you or Inco and each and every other person, firm, organization, association, or corporation concerned therein, as the case may be, from the continuance of such acts. The foregoing remedy available to Inco and you will not be deemed to limit or prevent the exercise by Inco or you of any or all additional rights and remedies which may be available to Inco or you hereunder, or otherwise at law or in equity. Inco and you expressly waive any assertion that Inco or you, as the case may be, has an adequate remedy at law that would preclude the granting of injunctive relief.

Section 19.	Miscellaneous
(a)	Any payments made by Inco hereunder are subject to all applicable federal and provincial withholding taxes and will be subject to gross-up for applicable taxes or other required withholdings if such gross-up is expressly provided for under the March 23, 1998 Agreement, or otherwise provided herein.

(b)	You will be entitled to the same directors’ and officers’ liability insurance coverage and indemnification under Inco’s bylaws for any acts, omissions, or occurrences up to the Termination Date and thereafter as any former officer or director of Inco or Inco Affiliates is entitled to from time to time. Inco will also continue on your behalf similar directors’ and officers’ liability insurance coverage as that in effect for current directors and officers at the time this Agreement is made, and will indemnify and save you harmless from the consequences of any failure by Inco to maintain such coverage.

(c)	You may wish to consult with your financial and tax advisor with regard to the tax implication of any benefits, including non-qualified benefit payments and deferrals, described in this Agreement. You acknowledge and agree that no representations or warranties have been made to you with regard to the tax consequences of any payment provided for in this Agreement.

(d)	The releases set forth above will not operate as a release of any liability or loss caused by a breach of or default under this Agreement by either party.

(e)	The benefits provided hereunder are in lieu of any severance benefits to which you might otherwise be entitled under any of Inco’s severance or similar policies or under any and all agreements between Inco and you.

(f)	In the event of your death after this Agreement is executed, Inco will automatically:
(i)	continue to make all payments owing under this Agreement to your estate, unless provided otherwise under this Agreement, or otherwise in accordance with your written directions, including, without limitation, paying the Vacation/Holiday Entitlement, paying the Vacation Payment, paying the Severance Payment, paying the Inco SRFP Payment, continuing insurance benefits for your eligible dependants, paying the LTD Payment, vesting of any share options, paying incentive compensation under the MIP and MTIP and releasing the Restricted Shares, paying reimbursements for professional advice as described in this Agreement and paying other applicable expense reimbursements, continuing directors’ and officers’ liability insurance coverage, continuing indemnification protection under Inco’s bylaws and under this Agreement; and

(ii)	continue your participation in the Pension Plans.
In particular, Inco will automatically make such payments and contributions to the Pension Plans, so that your survivor’s pension benefits will be the same as if you had not died before the Final Date. For the purposes of calculating Credited Service under the Pension Plans, Inco will include the time from the date of your death until the Final Date, and, regardless of the date of your death, your Annual Final Compensation will include the balance of the applicable salary and incentive compensation and Severance Payment you would have received if you had not died before the Final Date.

(g)	All of Inco’s obligations to you under the Pension Plans described in Sections 5 and 13 of this Agreement, other than its obligations to you under the Inco Limited Salaried Canadian Retirement System, are secured by two trust agreements between Inco and Royal Trust Corporation of Canada dated November 15, 1999 (RCA Trust No. 1 and RCA Trust No. 2). You are a “Participant” in RCA Trust No. 1 and in RCA Trust No. 2 as that term is defined in those agreements, and, for the purposes of RCA Trust No. 1 and RCA Trust No. 2, this Agreement is a “Severance Agreement” as that term is defined in those agreements. If one or more “Triggering Events” (as that term is defined in RCA Trust No. 1 and RCA Trust No. 2) occur before the Final Date, Inco will immediately make any required company contributions on your behalf to the Pension Plans, in accordance with their terms, as if you had continued to be actively employed on a full-time basis by Inco to the end of the Severance Period, and, upon a distribution of RCA Trust No. 1 and RCA Trust No. 2, you will be treated as if you had Credited Service under the Pension Plans for the entire Severance Period.

(h)	For greater certainty, in the event of your breach or alleged breach of any part of this Agreement, Inco will not be relieved in whole or in part of any of its obligations to continue to provide you with the compensation, payments, and benefits set out in this Agreement, including, without limitation, paying the Vacation/Holiday Entitlement, paying the Vacation Payment, paying the Severance Payment, paying the Inco SRFP Payment, continuing insurance benefits, paying the LTD Payment, vesting of any share options, paying incentive compensation under the MIP and MTIP and releasing the Restricted Shares, paying reimbursements for professional advice as described in this Agreement and paying other applicable expense reimbursements, continuing directors’ and officers’ liability insurance coverage, continuing indemnification protection under Inco’s bylaws and under this Agreement, continuing your participation in the Pension Plans, and paying the post-retirement group life premiums, all of which will continue to be paid by Inco unless it is determined by a court of competent jurisdiction that such payments are not required to be made in whole or in part.

(i)	In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, the remaining provision or portions of this Agreement will be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.

(j)	This Agreement will be governed by and construed and interpreted in accordance with the laws of the Province of Ontario without reference to the principles of conflicts of law.

(k)	The headings of Sections and Subsections in this Agreement are for convenience of reference only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(l)	This Agreement may be executed in one or more counterparts and will be effective when signed by you below.

(m)	You understand and acknowledge that you have the right to consult legal counsel regarding the terms of this Agreement prior to your signing this Agreement, that you have been given ample time to do so, and that whether or not you have done so is totally your choice.

(n)	Unless Inco directs otherwise, you should address any questions about the implementation of this Agreement to Inco’s Vice-President, Human Resources.

(o)	This Agreement will be binding on and enure to the benefit of you and your executors, administrators, personal representatives, heirs, and beneficiaries and Inco and its successors and assigns.

Section 20.	Entire Agreement

This Agreement contains the entire agreement between the parties concerning the ending of your employment and supersedes and replaces all prior agreements, understandings, discussions, negotiations, and undertakings, whether written or oral, between the parties or their representatives with respect thereto. This Agreement may not be modified or amended except by written agreement signed by the parties. The obligations set forth above, including the mutual releases, have been separately negotiated and will survive the expiration or termination of this Agreement for either the term or time period specified herein (in the case of Section 17(a) and (d) hereof) or indefinitely if no such term or time period is so specified.
This Agreement will be effective as soon as it is signed and dated by both Inco Limited and you.

/s/ Peter C. Jones	/s/ Mark Daniel
Peter C. Jones	Inco Limited

June 28, 2006	June 28, 2006

SCHEDULE “A”
DIRECTOR AND OFFICER POSITIONS HELD BY PETER JONES
1.	Director of Inco Limited effective December 31, 2006

2.	President Commissioner, PT Inco effective December 31, 2006

3.	Chairman of the Board, Goro Nickel SAS effective December 31, 2006

4.	All other Director or Officer Positions held in any Inco Affiliates effective December 31, 2006
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7

SCHEDULE “B”
SUMMARY OF RESTRICTED SHARE AWARDS TO P.C. JONES
UNDER INCO’S MID TERM INCENTIVE PLAN
FOR 2004, 2005, AND 2006

Grant Date	# of Shares	Release Date
Feb. 3, 2004	5,978	The earlier of Feb. 3, 2007 or the Termination Date*

Feb. 22, 2005	8,716	Termination Date*

Feb. 7, 2006	7,756	Termination Date*

*	As defined in the attached Agreement between Inco Limited and P.C. Jones
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7